SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August, 2008

ECTEL LTD.

(Translation of Registrant’s Name into English)

10 Amal Street
Park Afek
Rosh Ha’ayin 48092
ISRAEL
(Address of Principal Corporate Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Attached hereto and incorporated by reference herein is a notice of the 2008 Annual Meeting of the Shareholders of ECtel Ltd. to be held on September 25, 2008 and the Proxy Statement related thereto, with enclosed 2007 Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD. (Registrant) By: /s/ Hadar Solomon —————————————— Hadar Solomon Vice-President, General Counsel & Corporate Secretary

Dated: August 20, 2008

Index to Exhibits

Exhibit No. 1

Notice of the 2008 Annual Meeting of the Shareholders of ECtel Ltd. and the Proxy Statement related thereto, with enclosed 2007 Financial Statements.